Exhibit 99.1

ICON plc to hold Investor Day Meeting on May 30, 2024

Dublin, Ireland, May 20, 2024 – ICON plc, (NASDAQ: ICLR) a world-leading healthcare intelligence and clinical research organisation, today announced that it will hold an Investor Day which will take place on Thursday, May 30, 2024 in New York City, starting at 10am ET. The event will include presentations from members of ICON’s executive team, and access to a live webcast will be made available in on the Investor section of our website. It is expected that the presentations, followed by a question and answer session, will conclude at approximately 1pm ET.

Any changes to these events and links to the live webcast will be posted on the Investor section of our website under “Events”.

About ICON plc

ICON plc is a world-leading healthcare intelligence and clinical research organisation. From molecule to medicine, we advance clinical research providing outsourced services to pharmaceutical, biotechnology, medical device and government and public health organisations. We develop new innovations, drive emerging therapies forward and improve patient lives. With headquarters in Dublin, Ireland, ICON employed approximately 41,150 employees in 102 locations in 54 countries as at March 31, 2024. For further information about ICON, visit: www.iconplc.com.

This press release contains forward-looking statements, including statements about our financial guidance. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as other economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, F-4, S-8, F-3 and certain other reports, which are available on the SEC's website at http://www.sec.gov.

Source: ICON plc

Contact: Kate Haven Vice President Investor Relations +1888 381 7923

ICON/ICLR-G